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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Novel Denim Holdings Limited

(Name of Issuer)

Ordinary Shares, $1.00 par value

(Title of Class of Securities)

G6674P109

(Cusip Number)

Mario Ponce
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6674P109

1.	Name of Reporting Person: Novel Apparel (BVI) Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,550,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,550,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,550,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. G6674P109

1.	Name of Reporting Person: Westleigh Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,550,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,550,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,550,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.7%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

     This Statement on Schedule 13D (this “Schedule 13D”) relates to the Ordinary Shares, par value $1.00 per share (the “Novel Denim Ordinary Shares”), of Novel Denim Holdings Limited (“Novel Denim”). The principal executive offices of Novel Denim are located at 1/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Novel Apparel (BVI) Limited (“Novel Apparel”) and Westleigh Limited (collectively, the “Reporting Persons”). Set forth in Schedule A, and incorporated herein by reference, is a list containing the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Novel Apparel (the “Novel Apparel Directors and Officers”), as of the date hereof. Set forth in Schedule B, and incorporated herein by reference, is a list containing the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Westleigh Limited (the “Westleigh Directors and Officers”), as of the date hereof.

(b)	Novel Apparel:

Mailing Address	Registered Address
12/F Novel Industrial Building	Craigmuir Chambers
850-870 Lai Chi Kok Road	P.O. Box 71
Cheung Sha Wan	Road Town, Tortola
Kowloon, Hong Kong	British Virgin Islands

Westleigh Limited:

Mailing Address	Registered Address
12/F Novel Industrial Building	Craigmuir Chambers
850-870 Lai Chi Kok Road	P.O. Box 71
Cheung Sha Wan	Road Town, Tortola
Kowloon, Hong Kong	British Virgin Islands

(c)	Novel Apparel is a privately held holding company whose principal business is holding its Novel Denim Ordinary Shares for investment purposes.

Westleigh Limited is a privately held holding company whose principal business is purchasing, holding and selling securities for investment purposes.

(d)-(e)	Neither of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Persons, during the last five years, none of the Novel Apparel Directors and Officers or the Westleigh Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Novel Apparel is incorporated in the British Virgin Islands. Westleigh Limited is incorporated in the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

     The shares of Novel Denim Ordinary Shares being reported on this Schedule 13D were previously reported on a Schedule 13G. In view of the transactions described in Item 4 below, the ownership of the shares of Novel Denim Ordinary Shares is no longer being reported on Schedule 13G.

Item 4. Purpose of Transaction

     On October 17, 2004, Novel Denim’s Board of Directors approved the creation of a special committee (the “Special Committee”), comprised of two independent directors, to explore the possibility of a transaction that would reduce the number of Novel Denim shareholders of record from its current level to less than 300 shareholders of record and result in the deregistration and delisting of the Novel Denim Ordinary Shares from the Securities and Exchange Commission (the “SEC”) and the NASDAQ SmallCap Market (“NASDAQ”), respectively. On November 24, 2004, in a letter (the “Proposal”) from K.C. Chao, Director, Chief Executive Officer and President of Novel Denim, and Alain Rey, Director, Chief Financial Officer and Senior Vice-President—Finance of Novel Denim, to Noel Jervis, Chairman of the Special Committee, the management of Novel Denim, with the support of it’s controlling shareholder Novel Apparel, offered to acquire for cash all the outstanding Novel Denim Ordinary Shares, other than shares held by the Reporting Persons and affiliates thereof, for $0.95 per share (the “Proposed Transaction”). The Proposed Transaction, or any similar transaction, and the price to be paid per share for the Novel Denim Ordinary Shares will be subject to the negotiation of definitive documents, the Special Committee’s deliberation and recommendation of the Proposed Transaction to Novel Denim’s full Board of Directors and approval by Novel Denim’s Board of Directors and shareholders.

     If the Proposed Transaction is effected as proposed, Novel Denim would have fewer than 300 shareholders of record. In such case, Novel Denim would deregister the Novel Denim Ordinary Shares under the Securities Act of 1934, as amended, the Novel Denim Ordinary Shares would no longer be traded on the NASDAQ, and Novel Denim would cease filing periodic reports with the SEC.

     No assurance can be given that the Proposed Transaction, or any similar transaction, will take place on these or any other terms.

     The summary of the Proposal contained in this Item 4 is qualified in its entirety by reference to the Proposal, which is filed herewith as an exhibit and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

     (a)-(b) The following table sets forth the aggregate number of shares of Novel Denim Ordinary Shares and the percentage of outstanding shares of Novel Denim Ordinary Shares beneficially owned by the Reporting Persons as of November 24, 2004, based on 8,027,809 outstanding shares of Novel Denim Ordinary Shares as of August 31, 2004 (as described in Novel Denim’s Annual Report on Form 20-F, filed September 30, 2004), indicating the number of shares of Novel Denim Ordinary Shares for which the Reporting Persons have sole or shared power to direct the vote or the disposition of such shares.

	NUMBER OF	PERCENTAGE
REPORTING	SHARES	OF	SOLE	SHARED	SOLE	SHARED
PERSON	BENEFICIALLY	OUTSTANDING	VOTING	VOTING	DISPOSITIVE	DISPOSITIVE
	OWNED	SHARES	POWER	POWER	POWER	POWER
Novel Apparel (BVI) Limited(1)	4,550,000 (2)	56.7%	0	4,550,000	0	4,550,000
Westleigh Limited	4,550,000 (2)	56.7%	0	4,550,000	0	4,550,000
K.P. Chao	55,000	0.7%	55,000	0	55,000	0

(1)	Novel Holdings (BVI) Limited (“NHL”) owns 80% of the ordinary shares of Novel Apparel, with K.C. Chao, Novel Denim’s Chief Executive Officer and President, owning the remaining 20%. NHL is indirectly wholly owned by members of the Chao family (including Messrs. Silas Chou and Ronald Chao and Ms. Susana Chou).

(2)	Novel Apparel and Westleigh have shared voting power for the 4,550,000 Novel Denim Ordinary Shares.

     To the knowledge of the Reporting Persons, other than the 55,000 Novel Denim Ordinary Shares held by K.P. Chao, no Novel Denim Ordinary Shares are beneficially owned by the Novel Apparel Directors and Officers or the Westleigh Directors and Officers.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships between the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the Novel Apparel Directors and Officers or the Westleigh Directors and Officers, and other persons with respect to securities of Novel Denim relating to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement.
Exhibit B	Letter dated November 24, 2004 from K.C. Chao and Alain Rey to Noel Jervis, as Chairman of the Special Committee of the Board of Directors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2004

Novel Apparel (BVI) Limited
By:	/s/ Silas Chou
	Name:	Silas Chou
	Title:	Director

Westleigh Limited
By:	/s/ Silas Chou
	Name:	Silas Chou
	Title:	Director

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF NOVEL APPAREL (BVI) LIMITED

     The name, business address and title with Novel Apparel (BVI) Limited, and present principal occupation or employment, of each of the directors and executive officers of Novel Apparel (BVI) Limited are set forth below. Except as indicated, each person’s business address is 12/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong.

Board of Directors

Name and Title	Citizenship	Present Principal Occupation
Kuang-Piu Chao, Director	Chinese	Novel Enterprises Limited Director and Chairman
Ronald Kee-Young Chao, Director	British	Novel Enterprises Limited Director and Vice Chairman
Susana Chou, Director	Chinese	Novel Enterprises Limited, Director and Vice Chairman Macau Textile Limited
Silas Kei-Fong Chou, Director	Portuguese	Novel Enterprises Limited Director and Managing Director
Mang-Yin Ma, Director	British	Novel Enterprises Limited Director
Kee-Chung Chao, Director	Mauritian	Novel Denim (HK) Limited Director and Managing Director

Executive Officers

Name and Title	Citizenship	Present Principal Occupation
Novel Secretaries Limited, Secretary	Hong Kong	Corporation

Schedule B

DIRECTORS AND EXECUTIVE OFFICERS OF WESTLEIGH LIMITED

     The name, business address and title with Westleigh Limited, and present principal occupation or employment, of each of the directors and executive officers of Westleigh Limited are set forth below. Except as indicated, each person’s business address is 12/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong.

Board of Directors

Name and Title	Citizenship	Present Principal Occupation
Kuang-Piu Chao, Director	Chinese	Novel Enterprises Limited Director and Chairman
Ronald Kee-Young Chao, Director	British	Novel Enterprises Limited Director and Vice Chairman
Susana Chou, Director	Chinese	Novel Enterprises Limited, Director and Vice Chairman Macau Textile Limited
Silas Kei-Fong Chou, Director	Portuguese	Novel Enterprises Limited Director and Managing Director

Executive Officers

Name and Title	Citizenship	Present Principal Occupation
Mang-Yin Ma, Joint Company Secretary Novel Secretaries Limited, Joint Company Secretary	British National (Overseas) Hong Kong	Novel Enterprises Limited, Director Corporation

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement.
Exhibit B	Letter dated November 24, 2004 from K.C. Chao and Alain Rey to Noel Jervis, as Chairman of the Special Committee of the Board of Directors.